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09057957

BB 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MICHIGAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21415 CIVIC CENTER DRIVE, SUITE 200
(No. and Street)

SOUTHFIELD (City) MI (State) 48076 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEEANNA S. KAVANAGH 248-358-4393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GROEN, KLUKA & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

888 WEST BIG BEAVER, SUITE 790 (Address) TROY (City) MI (State) 48084 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LEEANNA S. KAVANAGH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICHIGAN SECURITIES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Leeanna Kavanagh
Signature

CHIEF FINANCIAL OFFICER
Title

Sandra J. Rayba
Notary Public

SANDRA J. RAYBA
Notary Public, State of Michigan
County of Hillsdale
My Commission Expires Dec. 9, 2010
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHIGAN SECURITIES, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

December 31, 2008

TABLE OF CONTENTS

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants

CPAAI
CPA ASSOCIATES INTERNATIONAL

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Michigan Securities, Inc.

We have audited the accompanying statement of financial condition of Michigan Securities, Inc. as of December 31, 2008, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Michigan Securities, Inc. at December 31, 2008, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Groen, Kluka & Company, P.C.

February 20, 2009

MICHIGAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

ASSETS	
Cash	$116,947
Cash deposits with clearing organizations	82,525
Receivable from brokers	63,333
Furniture, fixtures and equipment, less depreciation (Notes A2 and B)	7,242
	$270,047

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 6,779
Notes payable to stockholders and subordinated to claims of general creditors (Note E)	100,188
Accrued expenses	132,155
Income taxes payable	356
	239,478
COMMITMENTS (Note D)	-
STOCKHOLDERS' EQUITY (Note C)	
Common stock - authorized, 10,000 shares; issued and outstanding, 1,000 shares	5,000
Retained earnings	25,569
	30,569
	$270,047

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

Revenues	
Commissions and fees	$2,954,464
Interest	3,957
	2,958,421
Expenses	
Salaries, wages, commissions and benefits	2,666,414
Exchange fees and quotes	38,790
Occupancy and equipment	80,880
Interest	8,008
Professional services	64,248
Advertising and business promotion	446
Office supplies and expenses	16,378
Other operating expenses	20,800
Trade clearing costs	62,925
	2,958,889
Income (loss) before income taxes	(468)
Income tax expense (Note F)	116
Net income (loss)	$ (584)

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2008

	Common Stock	Retained Earnings
Balance December 31, 2007	$5,000	$26,153
Net income (loss) for year	-	(584)
Balance at December 31, 2008	$5,000	$25,569

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF CHANGES IN NOTES PAYABLE
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2008

Balance at December 31, 2007	$100,188
Increases:	-
Decreases:	-
Balance at December 31, 2008	$100,188

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

Cash flows from operating activities		
Net income (loss)		$ (584)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	$ 3,250	
Decrease in deposits and other	116	
Increase in accounts payable	4,381	
Decrease in receivables	53,278	
Decrease in accrued expenses	(61,817)	
Increase in income taxes payable	92	(700)
Net cash provided (used) by operating activities		(1,284)
Cash flows used by investing activities:		
Purchase of office equipment		-
Cash flows used by financing activities:		
Issuance of common stock	-	
Payments on note payable to shareholders	-	-
Net decrease in cash		(1,248)
Cash and cash deposits at beginning of year		200,756
Cash and cash deposits at December 31, 2008		$199,472
Cash paid during the year for interest		$ 8,008
Cash paid during the year for income taxes .		$ 24

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied, in the preparation of the accompanying financial statements follows:

1. General

The Company conducts a general securities business as a securities broker/dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The client base of the Company is retail and institutional accounts located primarily in southeast Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

2. Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

3. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets, five years, using accelerated depreciation methods.

4. Commissions and Fees

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory and fees on insurance products are recorded when income is reasonably determinable.

5. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consists of the following at December 31, 2008:

Office Furniture	$23,288
Less: Accumulated depreciation	16,046
	$ 7,242

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $98,273, which was $48,273 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.42 to 1.

NOTE D - COMMITMENTS

The company leases office equipment and their facilities under operating leases. Rent expense under these leases for the period ended December 31, 2008 was approximately $63,000.

Future minimum lease payments required under operating leases as of December 31, 2008 are as follows:

2009	$28,810
2010	-
	$28,810

NOTE E - NOTES PAYABLE TO STOCKHOLDERS AND SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowings under subordination agreements at December 31, 2008 consist of subordinated notes payable to stockholders of the company at 8% per annum, due March 31, 2011. The note is approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent such borrowings are required for the company's continued compliance with minimum net capital requirements, they may not be repaid (Note C).

NOTE F - INCOME TAXES

The income tax expense differs from expected income tax expense that would result from applying federal statutory rates to income before income taxes as a result of certain expenses included in income being non-deductible for tax reporting purposes.

NOTE G - EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Plan (the Plan) for substantially all employees meeting minimum age and service requirements. The Plan provides for elective contributions by employees up to the maximum limit allowed by tax regulations. Under the terms of the plan, the Company may make discretionary contributions. Company contributions to the Plan for the year ended December 31, 2008 totaled $16,610.

NOTE H - RELATED PARTY TRANSACTIONS

The Company receives insurance product commissions and advisory fees from certain related parties. Income received from related parties amounted to $1,042,387 for the year ended December 31, 2008.

SUPPLEMENTAL INFORMATION

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants

CPAAI
CPA ASSOCIATES INTERNATIONAL

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE COMMISSION

Board of Directors
Michigan Securities, Inc.

We have audited the accompanying financial statements of Michigan Securities, Inc. as of and for the year ended December 31, 2008, and have issued our report thereon dated February 20, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Groen Kluka + Company, P.C.

February 20, 2009

MICHIGAN SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

NET CAPITAL		
Total stockholders' equity		$ 30,569
Qualifying subordinated loans		100,188
Total capital and subordinated debt		130,757
Non-allowable assets		
Deposits and receivables	$23,318	
Furniture, fixtures and equipment	7,242	
Haircut on Money Market investment	1651	
Unsecured debits	273	32,484
Net capital		98,273
Net capital requirement		50,000
Excess net capital		$ 48,273
AGGREGATE INDEBTEDNESS		
Total liabilities		$139,290
Less: liabilities excludable under SEC Rule 15c3-1		-
Aggregate indebtedness		$139,290
Net capital per above		$ 98,273
Ratio of aggregate indebtedness to net capital		1.42
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II Focus report		$ 98,273
Differences: None		-
Net capital per above		$ 98,273

END